                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.


                                PETSEC ENERGY LTD
                                 ACN 000 602 700

     24 May 2005

                     PETSEC TO DEVELOP NEW U.S.A. GAS FIELD
                   FOLLOWING SUCCESSFUL MAIN PASS 19 # 2 WELL

     Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

     Australian oil and gas company, Petsec Energy Ltd, today announced the development go-ahead for its new Main Pass 19 gas discovery in the Gulf of Mexico, USA.

     Petsec said development approval followed results today from drilling of its Main Pass 19 #2 well, which reached total depth and encountered 7 hydrocarbon bearing sands with an estimated 37 metres (120 feet) of net gas pay.

     The successful #2 well follows the announcement earlier this month that the first well (#1) in the three-well Main Pass 19 drilling programme intersected 7 hydrocarbon bearing sands with an estimated 35 metres (115 feet) of net gas pay.

     "The first two wells in this programme have met pre-drill expectations and development of the field will now commence," Petsec Energy's Executive Chairman, Mr Terry Fern, said today.

     "The company has commenced refurbishment of the previously acquired platform and jacket and is targeting commencement of production in the beginning of the fourth quarter of 2005," Mr Fern said.

     The third well, in the programme to test 12 to 15 billion cubic feet equivalent (Bcfe) of natural gas net to Petsec Energy, will spud following the setting of production casing in the #2 well.

     Details of the well are as follows:

Well Name:                           Main Pass 19 #2
--------------------------------     ------------------------------------------
Well Location:                       128 Kilometres (80 miles) southeast of New
                                     Orleans Offshore Louisiana in the Gulf of
                                     Mexico

Spud Date:                           12 May 2005

Water Depth:                         12 metres (38 feet)

Total Depth:                         2,377 metres (7,795 feet) measured depth

Operator:                            Petsec Energy Inc.

Petsec Working Interest:             55%

Petsec Net revenue Interest:         45.83%


For Further Information:

Mr. Craig Jones                           Mr. Ross A. Keogh
Petsec Energy Ltd                         Petsec Energy Inc.


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
Level 13                                  3861 Ambassador Caffery Parkway
1 Alfred Street                           Suite 500
Sydney NSW 2000                           Lafayette, LA 70503
Tel: 612 9247 4605                        Tel: 1 (337) 989 1942
Fax: 612 9251 2410                        Fax: 1 (337) 989 7271

Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements". Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Petsec Energy Ltd


Date:  May 24, 2005                              By: /s/ Craig Jones









                                                 Craig H. Jones
                                                 Group Manager - Corporate